UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ---------------------------------

                                 ---------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 ---------------

                                  VAXGEN, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922390208
                                 (CUSIP Number)

William D. Savoy                           Gail J. Gordon
Vulcan Ventures Incorporated               Foster Pepper & Shefelman PLLC
110-110th Avenue N.E., Suite 550           1111 Third Avenue, Suite 3400
Bellevue, WA  98004                        Seattle, WA  98101
(206) 453-1940                             (206) 447-4400

      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                              December 14, 1999
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 CUSIP NO. 922390208                    13D                   Page 2 of 8 Pages

-------------------------------------------------------------------------------


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated   91-1374788
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                               (b) |_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY                              -0- shares
           EACH
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER
                                                     2,955,992 - shares  (1)

                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                                     -0- shares

                            ------ --------------------------------------------
                             10                      SHARED   DISPOSITIVE  POWER
                                                     2,955,992 shares (1)

--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,955,992 shares  (1)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.8%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ---------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 922390208               13D                        Page 3 of 8 Pages

-------------------------------------------------------------------------------



--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                  (b) |_|

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   AF
--------- ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY                       -0- shares
              EACH
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER
                                           2,955,992 shares (1)

                                   ------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           -0- shares

                                   ------- ------------------------------------
                                     10     SHARED  DISPOSITIVE POWER
                                            2,955,992 shares (1)

---------------------------------- ------- ------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,955,992 shares  (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.8%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------- ---------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introductory Note

         This Amendment No. 2 (the "Amendment") amends and supplements the statement on Schedule 13D, filed July 12, 1999, as previously amended, relating to common stock, $0.01 par value per share (the "Common Stock") of VaxGen, Inc., a Delaware Corporation (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         On December 14, 1999, Vulcan Ventures Incorporated ( "Vulcan Ventures") acquired 2,173,913 shares of Common Stock pursuant to a Common Stock Purchase Agreement dated as of October 15, 1999 between the Issuer and Vulcan Ventures. Vulcan Ventures paid cash consideration of $11.50 per share for an aggregate purchase price of $24,999,999.50. None of the purchase price consists of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock acquired pursuant to Stock Purchase Agreement.

Item 4.  Purpose of Transaction

         Vulcan Ventures and Mr. Allen acquired the Issuer's Common Stock for investment purposes. Vulcan Ventures or Mr. Allen may purchase additional shares of common stock from time to time, depending on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures and Mr. Allen may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide, subject to contractual limitations as set forth in Item 6.

         Except as set forth in this Item 4 and as contemplated by the Stock Purchase Agreement described in Item 6 below, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer

         Vulcan Ventures and Mr. Allen beneficially own 2,955,992 shares of the Issuer's common stock. These shares represent approximately 20.8% of the shares of the class outstanding based upon 11,250,152 shares outstanding as of October 15, 1999, prior to the issuance of shares of Common Stock pursuant to the Stock Purchase Agreement, as reported to Vulcan Ventures by the Issuer. Vulcan
Ventures and Mr. Allen share the power to vote and to direct the vote of, and the power to dispose and to direct the disposition of, all 2,955,992 shares.

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

         Except as set forth in Item 4 of this Amendment, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Under a Registration Rights Agreement by and among the Issuer, Vulcan Ventures and certain other of the Issuer's stockholders entered in connection with the Issuer's 1998 common stock offering, the holders of 40% or more of the registrable securities, including the shares of common stock beneficially owned by Vulcan Ventures are entitled to demand that the Issuer register their registrable securities under the Securities Act of 1933, as amended. The Issuer is not required to effect more than two registrations pursuant to such demand registration rights. The holders of the registrable securities are entitled to require the Issuer to include their registrable securities in future registration statements that the Issuer may file. The Issuer is not required to effect more that three registrations pursuant to such piggyback registration rights. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. In addition, holders of all of these shares are restricted from exercising their demand rights until one year has elapsed from June 29, 1999, the effective date of the Issuer's initial public offering. The Issuer generally is required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         Vulcan Ventures has agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of common stock during the period ending 180 days after June 29, 1999, the date of the prospectus in the Issuer's initial public offering, without the consent of Prudential Securities Incorporated on behalf of the underwriters.

         Under the Stock Purchase Agreement, the Issuer has granted to Vulcan Ventures for one year following the closing of the transaction a right of first refusal to purchase its pro rata share of "New Securities." "New Securities" means any of the Issuer's common stock issued in exchange for cash in a private placement transaction other than (i) securities issuable upon exercise of existing rights to acquire common stock issued to consultants or vendors of the Issuer, or (ii) any other issuances of 268,481 shares of common stock or less, or securities of the Issuer exercisable for or convertible into 268,481 shares of common stock or less.

         Under a Registration Rights Agreement into which the Issuer and Vulcan Ventures entered as of October 1, 1999, Vulcan Ventures and certain related parties to whom it may transfer shares of the common stock that it has agreed to purchase under the Stock Purchase Agreement are entitled to demand one registration of such shares under the Securities Act. The Issuer must receive a written request from the holders of at least 80% of such shares outstanding. These registration rights are subject to various conditions and limitations, including the right of the underwriters in an underwritten offering to limit the number of registrable securities that may be included in the offering. The Issuer generally is required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         Except as set forth in this Item 6, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

         Exhibit           Description



             99.1 Joint Filing Agreement (Previously filed as Exhibit 1 to the Schedule 13D.)

             99.2 Form of Lock-up Agreement(Previously filed as Exhibit 2 to the Schedule 13D.)

             99.3 Power of Attorney (Incorporated by reference to the Reporting Persons' Schedule 13G for Pathogenesis Corporation filed August 30, 1999.)

             99.4 Common Stock Purchase Agreement dated as of October 15, 1999 between VaxGen, Inc. and Vulcan Ventures Incorporated.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 VULCAN VENTURES INCORPORATED



         December 14, 1999        By: /s/ William D. Savoy
---------------------------        --------------------------------------------
(Date)                              William D. Savoy, Vice President


         December 14, 1999                *
---------------------------        --------------------------------------------
(Date)                             Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       ----------------------------------------
                                       William D. Savoy, Attorney-in-Fact

                                  EXHIBIT INDEX


         Exhibit           Description


             99.1 Joint Filing Agreement (Previously filed as Exhibit 1 to the Schedule 13D.)

             99.2 Form of Lock-up Agreement(Previously filed as Exhibit 2 to the Schedule 13D.)

             99.3 Power of Attorney (Incorporated by reference to the Reporting Persons' Schedule 13G for Pathogenesis Corporation filed August 30, 1999.)

             99.4 Common Stock Purchase Agreement dated as of October 15, 1999 between VaxGen, Inc. and Vulcan Ventures Incorporated.